Exelon Corporation - Rule 24-CERT - Certificate Concerning Terms and Conditions
                                                          Date Filed: 11/29/2001
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


In the Matter of                                     CERTIFICATE
Exelon Corporation                                        OF
File No. 70-9693                                    NOTIFICATION

Public Utility Holding Company Act of 1935 (PUHCA)

         Exelon Corporation, a Pennsylvania corporation and registered holding company (Exelon), hereby submits the following Certificate of Notification pursuant to Rule 24. This filing is made pursuant to Exelon's Form U-1 Application-Declaration, as amended (the "Financing U-1") and the Securities and Exchange Commission's orders dated November 2, 2000 and December 8, 2000. This certificate reports activity in File No. 70-9693 for the period July 1, 2001 through September 30, 2001. Any capitalized terms used herein but not defined herein have the respective meanings given in the Financing U-1 or the Commission's Orders.

1. As determined pursuant to the December 8, 2000 Order, the Modified Rule 53 Test applicable to Exelon's investments in EWGs and FUCOs is $4,000.0 million. At September 30, 2001, Exelon's "aggregate investment" (as defined in rule 53(a) under PUHCA) in all EWGs and FUCOs was approximately $744.0 million, and accordingly, at September 30, 2001, Exelon's remaining investment capacity under the Modified Rule 53 Test was approximately $3,256.0 million. At September 30, 2001, Exelon's "consolidated retained earnings" (as defined in rule 53(a) under the PUHCA) was approximately $1,022.0 million.

2. Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Exhibit A, certain information concerning the aggregate investment by EWG/FUCO Project.

3. At September 30, 2001, Exelon's consolidated capitalization ratio was: debt 64%, common equity 33%, and preferred securities of subsidiaries of 3%. (For these purposes, "consolidated debt" means all long-term debt, long-term debt due within one year, notes payable and other short-term obligations, including any short-term debt and non-recourse debt of EWG/FUCO Projects, to the extent normally consolidated under applicable financial reporting rules).

4. At September 30, 2001, the market-to-book ratio of Exelon's common stock was 1.84 to 1.

5. In the third quarter of 2001, Exelon did not invest or commit to invest in an EWG or FUCO that would count against the Modified Rule 53 Test.

6. Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Exhibit A, total earnings growth by EWG and FUCO Project in the third quarter.

7. Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Exhibit A, net income and revenues of Exelon's EWG and FUCO Projects for the twelve months ending September 30, 2001.

8. Sale of any Common Stock or Preferred Securities issued by Exelon during the third quarter of 2001, and the purchase price per share and the market price per share at the date of the agreement of sale.



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Exelon Corporation - Rule 24-CERT - Certificate Concerning Terms and Conditions
                                                          Date Filed: 11/29/2001
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             During  the third  quarter  of 2001,  208,944  stock  options  were
             exercised   and  shares  were   issued   under   various   employee
             compensation plans with a price range of $44.25 to $67.50 per share. The average price for the period was $57.18.

9.     Options issued or issuable during the quarter.

             Exelon granted 17,400 stock options in the third quarter of 2001 at exercise prices ranging from $54.45 to $65.37 per share.

10. Exelon did not transfer any common stock to a seller of securities of a company being acquired during the third quarter of 2001.

11.   Guarantees issued.

      The following guarantees were issued during the third quarter of 2001:

       Name of Parent
          Purpose          Name of Subsidiary            Amount        Terms


       Exelon              Exelon Enterprises         $35,788,169     12 Months
       Insurance Support

       Exelon              Exelon Generation Company  $68,795,000     12 Months
       Credit Support


12.    Exelon indebtedness issued during the third quarter of 2001.

       A. Overnight commercial paper issued through Chase Manhattan Bank on behalf of Exelon during the third quarter. Daily balances ranged from $390 million to $599 million at an average interest rate of 3.89%.

13. Amount and terms of any short-term debt issued by any Utility Subsidiary during the third quarter of 2001.

       A. Overnight commercial paper issued through Bank One on behalf of PECO during the third quarter. Daily balances ranged from $0 to $57 million at an average interest rate of 2.43%.

       B. There were no Contributions to and Loans from the Utility Money Pool during the third quarter.

14. During the third quarter of 2001, no financings were consummated by any Non-Utility Subsidiary not exempt under Rule 52.

15.    Notional  amount  and  principal  terms  of  any  hedge   instruments  or
       anticipatory hedges entered into during the third quarter of 2001 and parties thereto.

                  None.



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Exelon Corporation - Rule 24-CERT - Certificate Concerning Terms and Conditions
                                                          Date Filed: 11/29/2001
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16.    The  name,  parent  company  and  amount  invested  in  any  intermediate subsidiary or financing subsidiary during the third quarter of 2001 and the amount and terms of any securities issued by such subsidiaries during the quarter.

                     None.

17. A list of U-6B-2 forms filed with the Commission during the third quarter of 2001, including the name of the filing entity and the date of filing.

                    None.

18. The consolidated and separate balance sheets of each company that engaged in jurisdictional financing transactions during the third quarter of 2001.

                  Exelon, PECO and ComEd Balance Sheets are incorporated herein by reference to the quarterly reports on Form 10-Q for Exelon, PECO and ComEd for the period ended September 30, 2001.

19. Capital Structure of Exelon and its utility subsidiaries as of September 30, 2001 are as follows (in millions, except percentage data):

               Debt 1                   Common Equity        Preferred Securities of Subsidiaries
          Amount    Percentage      Amount     Percentage          Amount      Percentage
Exelon   $14,989       64%          $7,832        33%               $612           3%


                                                              Preferred Stock and Mandatorily Redeemable
                  Debt 1                  Common Equity             Preferred Stock of a Subsidiary
             Amount    Percentage      Amount     Percentage          Amount      Percentage
PECO         $5,986        91%            $336        5%              $284         4%

ComEd        $6,992        56%          $5,111       41%              $335         3%

Genco        $1,022        28%          $2,567       72%               -           -

       1 see definition under Item 3.


20. The consolidated retained earnings analyses of Exelon, PECO and ComEd are attached as Exhibit B.


21. Registration statements filed under the Securities Act of 1933 with respect to securities that are the subject of the Financing U-1, incorporated by reference into this Certificate of Notification.

                  None.

22.      Additional information.

                Exelon Generation Company issued Pollution Control Revenue Refunding Bonds to provide for the refunding of certain other Pollution Control Revenue Refunding Bonds that were issued in 1991. The total principal amount of such bonds is $121 million, maturity dates range from April 1, 2021 to October 1, 2034, and the average rate of interest is 2.685%.

                Issuance of these securities was approved by the Commission's orders dated November 2, 2000 and December 8, 2000 in docket 70-9693.


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Exelon Corporation - Rule 24-CERT - Certificate Concerning Terms and Conditions
                                                          Date Filed: 11/29/2001
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                                S I G N A T U R E

         Pursuant to the requirements of PUHCA, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 29, 2001

                                        EXELON CORPORATION

                                        By: /s/ Jean H. Gibson
                                            Vice President and Controller

Exelon Corporation - Rule 24-CERT - Certificate Concerning Terms and Conditions
                                                          Date Filed: 11/29/2001
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                                                                     Exhibit B
                                                                    Page 1 of 1


                   Exelon Corporation and Subsidiary Companies
                           Retained Earnings Analysis
                    For the Quarter Ended September 30, 2001
                                  (In millions)


Beginning Balance                                      $755
Net Income                                              403
Dividends:
   Common Stock                                        (136)
                                                      ------
  Ending Balance                                      $1,022
                                                      ======



                  PECO Energy Company and Subsidiary Companies
                           Retained Earnings Analysis
                    For the Quarter Ended September 30, 2001
                                  (In millions)


Beginning Balance                                       $299
Net Income                                               104
Dividends:
   Common Stock                                          (69)
   Preferred Stock                                        (2)
                                                      ------
Ending Balance                                          $332
                                                      ======


                  Commonwealth Edison and Subsidiary Companies
                           Retained Earnings Analysis
                    For the Quarter Ended September 30, 2001
                                  (In millions)


Beginning Balance                                       $314
  Net Income                                             178
  Dividends:
     Common Stock                                       (106)
                                                      ------
Ending Balance                                          $386
                                                      ======